UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2020

OAKTREE ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38986	98-1482650
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA		90071
(Address of Principal Executive Offices)		(Zip Code)

(213) 830-6300

Registrant’s telephone number, including area code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	OAC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	OAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On October 1, 2020, Oaktree Acquisition Corp. (“OAC”), held a previously announced joint conference call (the “Conference Call”) with Hims, Inc. (“Hims”) to discuss a proposed business combination (the “Business Combination”) pursuant to which, among other things, OAC will acquire Hims in accordance with the terms of that certain Agreement and Plan of Merger, dated as of September 30, 2020 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among OAC, Hims and the other parties thereto.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a transcript of the Conference Call. A copy of the Merger Agreement was attached as Exhibit 2.1 to OAC’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 1, 2020.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information and Where to Find It

OAC intends to file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus relating to the Business Combination, which will be mailed to its shareholders once definitive. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. OAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about OAC, Hims and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of OAC as of a record date to be established for voting on the Business Combination. Shareholders of OAC will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OAC and its directors and executive officers may be deemed participants in the solicitation of proxies from OAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OAC is contained in OAC’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Hims and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or OAC’s or Hims’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro format enterprise value, and cash balance) and market opportunities of Hims are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OAC and its management, and Hims and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against OAC, Hims, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OAC or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Hims as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Hims or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of Hims; (12) the Hims business is subject to significant governmental regulation; (13) the Hims business may not successfully expand into other markets, including womens’ health and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and which will be set forth in a Registration Statement on Form S-4 to be filed by OAC with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OAC nor Hims undertakes any duty to update these forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Transcript of Conference Call, dated October 1, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2020		OAKTREE ACQUISITION CORP.

	By:	/s/ Patrick McCaney
	Name:	Patrick McCaney
	Title:	Chief Executive Officer

Exhibit 99.1

Opening Remarks

Alex Taubman, President, Oaktree Acquisition Corp.

Hi, I’m Alex Taubman, President of Oaktree Acquisition Corp., and I’m delighted to be here today to introduce you to Andrew Dudum, Founder and CEO of Hims & Hers. Oaktree is incredibly excited about this transaction. We raised this vehicle a little over a year ago with the ambition of partnering with a high-quality, growing company, and providing capital for its next phase of growth.

We’ve evaluated more than 300 opportunities since launch, including more than 40 in various stages of due diligence. Hims is the most exciting opportunity we’ve seen and we’re enthusiastic to partner with and throw our full resources behind the company.

Our thesis is underpinned by three key points. Number one - Hims and Hers has a unique, hard to replicate, and highly-scalable platform with a massive opportunity set in front of it. Number two - we have achieved an attractive transaction structure with an exceptional management team and leading institutional shareholders who are rolling virtually all of their stock, forging strong alignment for future value creation. Number three - we think it’s a compelling entry point at more than a 50% discount to its closest public peers despite boasting similar or better growth profile and margin structure than those peers. So for these reasons, we are very excited about the transaction and pleased to bring it to our shareholders.

I’ll stop there and turn it over to Andrew to tell you more about the company.

Overview of Hims & Hers

Andrew Dudum, Founder & CEO, Hims & Hers

Opening Remarks

Leadership Team Introduction

Hi there. Thank you for joining us today. My name is Andrew Dudum. I’m the founder and CEO of Hims & Hers. You know, from the very beginning, we’ve built this company with a vision for many decades ahead because there’s such a large opportunity in healthcare to help hundreds of millions of people in this country. In doing so, we spent a lot of time in the last couple of years building out a leadership team and an executive team that has built many of the most relevant healthcare technology and consumer experiences in the country. We have a couple of those leaders here on the call today with us: Dr. Patrick Carroll, our Chief Medical Officer, as well as Spencer Lee, our CFO. So maybe we can begin, guys, just with some quick introductions from the two of you.

Hims & Hers	October 1, 2020

Spencer Lee: Hi everyone. I’m Spencer Lee, Chief Financial Officer. For the last eight years, I’ve partnered with founders and entrepreneurs at high-growth venture-backed companies, helping those companies and boards raise hundreds of millions of dollars of capital ranging from early-stage VC to late-stage growth equity. Prior to that, I spent eight years with two public companies running FP&A, investor relations, corporate development – the second of which, I had the privilege of helping take public. Prior to that, I started my career as an investment banker.

Dr. Pat Carroll: Hello, this is Pat Carroll. I’m the Chief Medical Officer in Hims & Hers. I’ve had an over 35-year healthcare career, 26 years as a primary care physician and then leadership roles leading a large multispecialty group in the Boston area, followed by two years at an integrated delivery network in Hartford, Connecticut overseeing 2,200 physicians. And then for five years prior to joining Hims & Hers in June of 2019, I was the chief medical officer at Walgreens. I led Walgreens in all their consumer facing care initiatives, including retail clinics and tele-health and helped institute and develop their healthcare strategy.

Andrew Dudum: And a quick background on myself again, I’m Andrew Dudum. I’ve been an entrepreneur for about 15 years now. I started when I was in undergrad at Wharton in Philadelphia, decided to leave school after sophomore year and join an early Sequoia Capital startup out in San Francisco and built that company for about four years and ended up selling it to Telefonica in Spain in 2012. And then starting in 2013, I co-founded Atomic Labs in San Francisco, which is a venture studio backed by Peter Thiel and Marc Andreessen, where we would incubate and bring to market new companies annually. So, over the course of the last six or seven years, I helped co-found over a dozen businesses and helped to raise over a billion in capital across those companies and really fell in love with that entrepreneurial journey and ability to bring companies to market. Felt like I would pursue that type of entrepreneurial career for the rest of my life, but really fell in love with the specific opportunity in healthcare. And so, in 2016, transitioned away from the fund and co-founded Hims & Hers full time.

Opportunities in Healthcare

Last multi-trillion-dollar space to be disrupted

What attracted me most to this market and to the Hims & Hers opportunity is that when I look at the many multi-trillion-dollar spaces in the United States, healthcare is really the last of those multi-trillion-dollar market that has been yet to be disrupted. And what I mean by disruptive is that I can’t pick up my phone today and access the full suite of healthcare, the full suite of specialties, transparency of treatments from the comfort of my couch. And so, there’s an incredible opportunity to help hundreds of millions of people whose current condition and current status quo experience is the same experience that was built 50 or 60 years ago without any iterations.

Healthcare shortage and inaccessible care

When you dive down and look at the American healthcare system and specifically how it behaves for the average American, the statistics are exceptionally sad. You have over half of the families in this country unable to afford their deductible. You have close to 80% of rural counties in this country considered primary care health shortage areas. That means there are – they’re not even physicians within a couple of hours of driving. It takes on average 24 days to schedule an appointment with a physician, resulting in a huge number of ER visits as a result of inaccessible care. And then in aggregate on a per capita basis in this country, people are spending twice as much on healthcare as they did ten and 20 years ago. However, life expectancy and health indications are falling behind many peers in the global landscape.

Hims & Hers	October 1, 2020

Modernizing and digitizing the industry

Now is truly the time to modernize and digitize the healthcare industry. There have been a number of societal factors, especially the virus, which is rapidly accelerating people’s awareness of telemedicine and the benefits of online care. There’s been a huge amount of deregulation in the last four and five years, enabling patients and physicians to go online and see physicians and interact and get treated for certain medical issues. And there’s been a growing desire for a technology first system, just like in transportation, hotels, retail, radio, payments, sports betting, insurance. Customers can pick up their mobile device and have a technology first, mobile first, digitally native first experience. The same as an expected behavior in telemedicine and in healthcare, and we believe that makes today a great opportunity for this business.

Services Hims & Hers Provides

Nationwide vertically multi-condition health platform

Now the quick overview of what Hims & Hers actually does. Hims & Hers is the first digitally native fully verticalized, multi condition health platform, allowing patients to come to us from start to finish to seek care. And what that means is when a patient arrives at ForHims or ForHers.com, to learn about a condition such as anxiety, depression, or dermatology issue related to possibly acne, all the way to the point where that patient receives medication at their front door, Hims & Hers helps facilitate that complete supply chain. What that includes is a consumer brand that is known around this country and trusted for health and wellness. There’s a provider network that we connect patients with that is licensed in all of the states in this country. Those providers operate on a clinically focused EMR that has been built in house on top of which is a digitally native telemedicine platform that allows patients and providers to connect via different modalities depending on the state and depending on the condition.

Digital Prescriptions

And then lastly, when a treatment is appropriate, it allows for digital prescriptions to be submitted via a network of cloud pharmacies and our own pharmacy allowing for next day or two-day delivery of medication, anywhere in this country.

Simple process

What this experience looks like the consumer is unlike anything that’s been seen in modern healthcare. It’s an experience that’s exceptionally simple. Customers can come to Hims & Hers, say they’re interested in something like anxiety, depression. They can click a button and immediately get put into a medical consultation. That consultation allows them to submit all types of information that they would normally submit in a traditional hospital system information about the symptoms, when they started to experience them, the treatments that they’ve tried, the success they’ve had, historical medical background, other medication they might be on. They can upload a photo of their ID so that our system can verify and check for fraud. And then when completed, that information gets stored in an EMR that we built and connected to a patient and a physician in their state that’s licensed. That physician can then review of the information that’s been submitted, can jump on a live video call, a phone call, message back and forth via secure messaging on our platform. And if the physician feels that a treatment is appropriate, that patient can be prescribed medication and the medication can be delivered to their door within a couple of days. It is truly as simple as these three screens.

Hims & Hers	October 1, 2020

Fast and efficient care compared to traditional methods

When you look at our experience with Hims & Hers as the new front door of healthcare, compared to the legacy experience that was wrought with friction, it’s a completely different environment. You have fast and efficient care. On average patients can submit consultations on our platform and less than one hour compared to the 24 hours it requires for the traditional system to get the appointment. The care on Hims & Hers is comprehensive and affordable. A patient can receive a primary care visit for any issue related to a bug bites, migraines, the flu, sinus infections, a UTI for as little as $39 on our platform, as opposed to the average cost of $200-300 for an in-person visit. That same patient on the same day can also have a consultation with a psychiatric professional for issues such as anxiety or depression, or also have a consultation with a dermatologist for issues related to acne.

Stigma free and 24/7 service

Thirdly, the Hims & Hers platform is fully ubiquitous, which means no matter where you are in this country, no matter the time of day, there is a doctor or a physician ready and waiting to help you. And lastly, the platform is stigma-free and personalized for you as a patient. We hear this all the time that depending on who you are, where you live, what your skin color is, what your sexual orientation may be, the doctor that you see, you may receive very different care, depending on those dynamics. With Hims or Hers, we’ve built a safe and comfortable experience to make sure no matter who you are and where you are, you are getting the highest standard of care and a consistency of care that is set by clinical standards.

Physicians Organization and Training

There are a number of elements that make the Hims & Hers platform possible. And one of those is the rigorous evidence-based guidelines and the comprehensive training we put in place with our providers. Dr. Caroll, do you mind spending a little bit of time talking about the physicians, organization and the training around those?

Overview of Physician Groups

Dr. Peter Carroll, Chief Medical Officer, Hims & Hers

Quality of Provider Networks

Training and Adherence to Guidelines

Sure, Andrew. I want to emphasize that the quality structure we’ve developed exceeds anything I’ve been involved with in my leadership roles for physician groups from 50 to 2,200 providers. Quality is table stakes for us. Our 240-provider network includes some of the most accomplished physicians in their respective fields, with an average of 14 years in practice. They are all board certified. They follow evidence-based guidelines developed and supported by nationally recognized specialty position advisors. We interview and credential every provider. They are trained on every condition we treat.

Hims & Hers	October 1, 2020

High customer satisfaction

And through our EMR, we are able to track and document their adherence to guidelines and the quality of the customer interaction, something we call website manner. We’ve completed over 11,000 in contra reviews. These quality systems that are put in place are driving very high value, high quality visits, which in turn results in high customer satisfaction. This is why our doctors have been rated a 4.7 out of five from our customers in greater than 90% satisfaction. I can tell you that quality numbers this high are not the norm in traditional healthcare setting.

Strong Platform and Growth

Andrew Dudum, Founder & CEO, Hims & Hers

Proprietary, purpose-built technology stack

Another core pillar that has allowed us to scale so quickly with Hims & Hers is the proprietary purpose-built technology stack that allows patients to be treated diagnosed, and then cared for on our platform. We’ve spent nearly five years building this technology platform and close to a hundred million investment in R&D. What this system allows is for patients to seamlessly get navigated through a medical consultation for physicians to quickly diagnose with accuracy and precision, and then to make sure that depending on who you are as a patient, what medication you were prescribed, what dosage and what the symptoms you were experiencing, you have continuous care that checks in on you and make sure you are improving.

Multiple systems working together

Some of these systems include verification and fraud reduction in the consultation, AI algorithms to identify whether or not a patient requires early attention or is potentially at risk for co-morbidities that were missing evidence-based clinical guidelines that physicians can make informed decisions. And that includes programmatic checkups to make sure again, that patients are improving with incredibly high outcomes.

Patient Growth

All of this brought together has unlocked and unprecedented degree of patient growth. On the Hims & Hers platform, we have powered over 2 million medical consultations in the last two and a half years. To put this in perspective Teladoc, which is an amazing company, it took Teladoc 13 years to power 1 million medical consultations. Hims & Hers and hers powered 1 million medical consultations in our first year of operations. This, I believe is an incredible Testament to what happens when you put power and control in the hands of customers and allow them to access the full suite of healthcare from the comfort of their mobile device.

High NPS Score

On top of the unprecedented growth, the customers that come to our platform love our brand and experience unlike anything in the industry. Hims & Hers has an NPS of 65. Compared to the traditional health provider – NPS is nine – this is an incredible unlocking. I think even more interesting is when you think of the experiences and offerings in the last couple of years on the Hims & Hers platform, they have been traditionally stigmatized conditions, such as hair loss and sexual health, anxiety, and depression, acne. These are not things that normal customers traditionally would like to share with family and friends.

Hims & Hers	October 1, 2020

Organic Traffic

And so, our ability to build an experience and a brand that empowers and excites people to share, we believe is a huge strategic asset. This customer love has also driven incredible amount of customer growth and is one of the reasons why over 50% of the traffic that comes to the Hims & Hers platform is word of mouth organic traffic. This is allowed or customer acquisition costs to reduce year over year since the founding of the company.

Demographics of Users

One of the most strategic assets in Hims & Hers is the fact that those that champion our brands and are ambassadors of our system, they are truly representative of the future of the healthcare system. 80% of our members are first time buyers of medication, the majority of them are millennials. And with 70% of the US population Generation X or younger, it’s clear that there’s a critical importance to build loyal and deep relations with this young demographic who will inevitably become the major spenders in healthcare over the next decade and two.

Building Customer Loyalty

What’s even more interesting is that our audience has very little preexisting health system loyalty and their lifetime value curve is just beginning. While they might come to us first for something like birth control, hair loss, dermatology, or anxiety, we see quickly in the thousands of medical consultations powered on our platform, that these patients are also suffering with new chronic conditions, such as sleep, cholesterol, hypertension, diabetes management. Our ability to build a trusted and deep relationship with these patients in the early years of their lifetime value. And then scale with them over the decade to come as new conditions pop up and need treatment, we believe is an incredible asset for the business.

Potential in Healthcare markets

Now, the next two slides are incredible representation of what makes me so excited about the opportunity with Hims & Hers. There’s an opportunity to build a nationwide brand with health and wellness with Hims & Hers that underneath, which includes many, multiple different multibillion-dollar business lines. Each of our immediately addressable market is incredibly large and under-penetrated. Hair loss and erectile dysfunction, which we launched first are each $3 and $4 billion market. And most recently we’ve launched anxiety and depression, a full behavioral health suite, and a dermatology suite that represents $14 and $44 billion market sizes.

Underpenetrated markets

Not only are these markets incredibly large, but possibly more importantly, they’re wildly under penetrated. As an example, there are 40 to 50 million men in the United States who suffer from hair loss. However, there are only roughly 200,000 men in this country actually receiving the medication that stops hair loss. That’s representative of one to 2% penetration rate. And those numbers are fairly similar across the number – the numerous amounts of categories we’re discussing. We believe this allows for many years to come with robust growth.

Opportunities for future categories

Even more exciting is that when you look at opportunity to come, conditions that are common and prevalent within our customer base, such as sleep fertility, diabetes, high cholesterol, hypertension, many of the key underlying fundamentals that made our first category so successful are also represented in those future categories. We believe this enables very logical expansion and to new chronic conditions where we know the customers are in pain, and we know they need these treatments, but from a business perspective, unlocks similar fundamentals. These dynamics include the fact that these are all chronic conditions, which allows us to have a recurring, ongoing relationship with these patients. 91% of our revenue today is chronic recurring subscription revenue, and we believe in the future that will continue.

Hims & Hers	October 1, 2020

Cost-effective options with generic medications

These categories are also treated most commonly with generic medications, which allows us to bring to market incredibly cost-effective price points for $20 or $30 while still having incredibly robust unit economics behind the scenes. This allows us to offer cash paid prices as in many situations as equivalent or cheaper than paying a copay on insurance. Most of these categories are specialty focused. Many of them have that have significantly high stigma, which of course results in people preferring a telemedicine platform. And then lastly, our platform can safely deliver care for all of these conditions via telemedicine.

Unique position

When you look at Hims & Hers in comparison to the other public peers in the market, we believe we have a truly unique position. We are the only business that has a deep customer relationship for a full health and wellness customer. We believe this is a very defensible business model in that we engage customers directly and thus are very much indifferent to the future evolutions of the system. We believe owning that customer relationship is the most valuable aspects of healthcare as it allows us to be a control point, helping patients triage care to systems and offerings that we can power that are profitable and strong economics, and also refer patients to new systems or new providers where it makes more sense to pass them along. We believe continuing to invest in the deep relationship with patients is an incredible asset, and we continue to believe that that’s where our focus will be.

Now to pass on to Spencer, I think it’s worth spending a little bit of time walking through the financials and the transaction.

Financials of Hims & Hers

Spencer Lee, Chief Financial Officer, Hims & Hers

High Growth and Subscriber Unit Economics

Thanks Andrew. Since launch of the company at the end of 2017, consumer demand for our products and services have been clear because we have filled a real gap in the consumer health care landscape. As a result, we have a business with a really exceptional financial profile. First, we are a high growth company. Our revenues will achieve a compound annual growth rate of 128% from 2018 to 2020. Second, we have a best in class gross margin profile at 71% and third, we have strong subscriber unit economics. We generate a robust 3x LTV return against our customer acquisition costs, which I’ll go into more detail here shortly.

Attractive gross margin profile

Next, I’d like to highlight our strong growth and attractive gross margin profile. In 2020, we expect to generate $138 million in revenue, which represents 128% compound annual growth rate over the last two years. We’re up five times versus 2018. Our gross margins in 2020 of 71% are best in class and have more than doubled since 2018. The combination of our high growth and expanding margins has allowed us to accelerate our gross profit generation, which we expect to reach $98 million this year.

Hims & Hers	October 1, 2020

Revenue Mix

We look at our revenue mix across three dimensions. First, our revenue’s diversified across multiple categories from sexual health to hair and dermatology and a small percent from wholesale distribution partners. Second, our revenues primarily from prescription products at 83% of total revenue. And finally, 91% of our revenue is recurring and subscription based. This creates a high level of predict predictability for our business and provides a solid revenue base that has allowed us to grow so quickly over the last three years.

Strategy focused on Expanding Gross Margins

We’ve consistently delivered strong revenue growth, every sequential quarter for the last two and a half years. To deliver on this strong growth in 2019 management implemented a strategy to focus on expanding gross margins and unit economics while continuing to drive revenue growth. We launched a number of new consumer offerings, including new subscription types and product bundles. This resulted in a higher average order value from our customers.

AOV expansion

In Q2, AOVs increased to $59 more than doubling on a year over year basis. AOV expansion has contributed to higher gross margins and improved customer unit economics. Our strategy allowed us to deliver consistent, consistent sequential revenue growth with growth accelerating over the last two quarters.

Subscriber Unit Economics

In the last 18 months, we strategically focused on expanding gross margins and our subscriber unit economics. Since 2019, our subscriber cohorts have improved each sequential quarter generating more cumulative revenue per subscriber. For example, the average new subscriber acquired in the first half of 2019 took over a year to generate $200 in total revenue versus the average subscriber in our most recent cohorts will do that in less than five months.

Customer Acquisition optimization

At the same time, our customer acquisition costs has consistently declined over this period because we’ve optimized our marketing channels and campaigns to better target higher LTV, higher AOV customers. Our Q2 2020 [inaudible] declined to $110 per new subscriber. With a lifetime value of $325 per subscriber, we are generating about a three times return on our customer acquisition cost today.

2020 Revenue Expectations

We expect to generate $138 million in revenue in 2020, which represents a 67% growth rate year over year. 2020 gross margins are expected to be 71%, and we expect to reduce our adjusted EBITDA losses by 70% year over year to $20 million. This is driven by higher gross margins and the improved unit economics we’ve realized throughout 2020. We were projecting a 30% annual growth rate for the next two years driven by our core categories.

New Categories

For conservatism, we’re not projecting any revenue contribution for new categories that will be launched over the next two years. Though management can – intends to continue to invest and grow. With our core categories, we expect to generate a sustained 30% top line growth rate, continued expansion of our gross margins and achieve EBITDA profitability by Q4 2022.

Hims & Hers	October 1, 2020

Closing Remarks

Alex Taubman, President, Oaktree Acquisition Corp.

Turning to slide 36, you can see the transaction summary. As mentioned earlier, we think we’ve achieved a compelling structure. First, it’s an attractive valuation at 8.9x 2021 revenue, which as you’ll see on the next slides is more than a 50% discount to comps. Second, existing shareholders are rolling nearly all of their equity and are expected to own up to 84% of the pro forma business with some additional upside via earn out. We only raised a small $75 million PIPE as the existing backers here were very focused on minimizing dilution. We’re pleased that the PIPE will be anchored by world-class investors including Franklin Templeton and clients of Oaktree. The deal will deliver up to $245 million of incremental cash to the combined company’s balance sheet which will be used to accelerate investment in growth.

On page 37, you can see Hims and Hers boasts a similar or better growth and margin profile to its peer group. And yet, the valuation here, on page 38, is at a nice discount, north of 50% to the peers, and an even greater discount to Livongo and GoodRx, which in our view are two of the better comps. We see this as an attractive entry point for investors any way you slice it. The multiple is half the comps, but growing as fast and with similarly high gross margins. Oaktree therefore believes this deal has both near-term upside, as well as long-term multiple of money potential as the company continues to execute on its business plan.

So with that, I’ll conclude our prepared remarks and we look forward to speaking further with many of you over the coming weeks as we move towards closing. Thank you.